Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus, dated May 19, 2026

Relating to the Preliminary Prospectus Supplement, dated May 19, 2026

Registration File No. 333-285506

Redwood Trust, Inc.

$125,000,000 principal amount of

9.75% Senior Notes due 2031

(the “Offering”)

Pricing Term Sheet

May 19, 2026

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated May 19, 2026 (the “Preliminary Prospectus Supplement”) relating to the Offering, including the documents incorporated by reference therein and the related base prospectus dated March 3, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Redwood Trust, Inc. and not to its subsidiaries.

Issuer:	Redwood Trust, Inc., a Maryland corporation

Title of the Securities:	9.75% Senior Notes due 2031 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$125,000,000 (5,000,000 units, each unit representing $25) (plus up to an additional $18,750,000 (750,000 units, each unit representing $25) if the underwriters exercise their option to purchase additional notes to cover over-allotments, if any)

Type of Note:	Fixed rate note

Stated Maturity Date:	June 1, 2031, unless redeemed prior to maturity

Interest Rate:	9.75%

Trade Date:	May 19, 2026

Settlement Date:	May 27, 2026 (T+5)

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+5 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Interest Payment Dates:	Each March 1, June 1, September 1 and December 1, commencing on September 1, 2026. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including May 27, 2026, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Day Count Basis:	360-day year of twelve 30-day months

Issue Price:	$25.00

Price to Issuer:	$24.2125

Use of Proceeds:	The Company expects that the net proceeds from this offering will be approximately $121,062,500.00 (or approximately $139,221,875.00 if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and commissions and our estimated expenses. The Company intends to use the net proceeds from the Offering for general corporate purposes, including funding its operating businesses and investment activities, such as its Sequoia, Aspire, and CoreVest mortgage banking platforms, acquiring related assets for its Redwood Investments portfolio, and pursuing strategic acquisitions and investments. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof or in units (each unit representing $25)

Optional Redemption:	The Notes may be redeemed at the Company's option, in whole or in part, at any time and from time to time, on or after June 1, 2028 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that the Company is not required to redeem or retire the Notes periodically.

Change of Control Offer to Repurchase:	If a “Change of Control Repurchase Event” (as defined in the Preliminary Prospectus Supplement) occurs, the Company must offer to repurchase the Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP / ISIN:	CUSIP: 758075 840
ISIN: US7580758404

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “RWTS” and expects trading of the Notes to commence within 30 days after May 27, 2026, the original issue date.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and Piper Sandler & Co.

Co-Managers:	Mischler Financial Group, Inc. and Seaport Global Securities LLC

Trustee:	Wilmington Trust, National Association

This communication is intended for the sole use of the person to whom it is provided by the Issuer. The Issuer has filed a registration statement (including a base prospectus dated March 3, 2025) dated March 3, 2025, as amended on August 21, 2025 and a preliminary prospectus supplement dated May 19, 2026 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 1-833-481-0269, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, or Piper Sandler & Co. toll-free at 1-866-805-4128.